Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 2016	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: Margins Continue to Improve

  CONSOLIDATED REVENUE OF EURO 120.7 MILLION IN Q1 2016
  GROSS MARGIN OF 34.3%, IMPROVING FROM 29.4% IN Q1 2015
  POSITIVE EBITDA OF EURO 4.3 MILLION COMPARED TO EURO -1.4 MILLION IN Q1 2015
  NET RESULT IMPROVES SIGNIFICANTLY FROM A LOSS OF EURO 9.8 MILLION IN Q1 2015 TO A LOSS OF EURO 0.2 MILLION IN Q1 2016
  NATUZZI BRANDED SALES ACCOUNTS FOR 71% OF TOTAL CORE REVENUE
  10 NEW NATUZZI SALES POINTS OPENED SINCE BEGINNING OF YEAR

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 27, 2016--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved the Q1 2016 consolidated results.

Following the Board meeting, the Chairman and CEO Pasquale Natuzzi stated:

“The first quarter 2016 results have continued to build upon the improving margins of previous quarters.

In the first three months of 2016, with revenue slightly contracting (-1.5%), Natuzzi brand sales accounted for 71% of core Group revenue.

The Retail expansion of the Natuzzi brand continued, with the opening of 10 new sales points, of which 5 in China - a key market with growth of 11.5% in the first quarter of the year.

The UK market grew by 7.2% and now is the second largest for Natuzzi after the United States.

Leveraging on the existing distribution network and brand awareness, we saw positive performance for Germany, Belgium and Spain, confirming Western Europe - together with China and the United States - as key markets for the development of the Retail business. The American market still presents significant potential for expansion, where we have invested in hiring three new managers with proven Retail experience.

Softaly (Private Label) represented 29% of core Group sales in the first three months of 2016, seeing growth in the EMEA region (+15.1%), in particular in the UK and Germany.

The lower retail sales of one of our major customers are negatively affecting our Q2 2016 private label order flow. However the strategy of the Group is to recover in the second half of the year. We will do this by focusing on new key accounts which have already been identified during the last fairs.

Natuzzi brand order flow is growing versus prior year, confirming the effectiveness of the actions put in place to support the Retail development.

The gross margin on sales improved by 4.9pp. This is due primarily to plants streamlining and the reduction of raw material costs, in particular leather.

Due to what is discussed above as well as stabilized G&A costs, EBITDA reported a profit of Euro 4.3 million, compared to a loss of Euro 1.4 million in Q1 2015.

EBIT also performed in a positive way, improving from a loss of Euro 4.9 million in Q1 2015 to a profit of Euro 1.1 million in Q1 2016, with the group Net Result therefore also improving to a loss of Euro 0.2 million, from Euro -9.8 million in Q1 2015.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €488.5 million in 2015, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the three months of 2016 & 2015 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Mar- 16	31-Mar- 15%		31Mar- 16	31Mar- 15

Upholstery net sales	108,1	108,9	-0,7%	89,6%	88,9%
Furnishings net sales	5,8	6,1	-5,2%	4,8%	5,0%
Other sales	6,7	7,5	-10,3%	5,6%	6,1%
Total Net Sales	120,7	122,6	-1,5%	100,0%	100,0%

Consumption (*)	(51,7)	(57,7)	-10,5%	-42,8%	-47,1%
Labor	(19,7)	(20,8)	-5,2%	-16,3%	-17,0%
Industrial Costs	(7,9)	(8,0)	-1,5%	-6,6%	-6,6%
of which: Depreciation, Amortization	(2,4)	(2,5)	-5,5%	-2,0%	-2,1%
Cost of Sales	(79,3)	(86,5)	-8,4%	-65,7%	-70,6%

Industrial Margin	41,4	36,0	14,8%	34,3%	29,4%

Selling Expenses	(19,6)	(19,8)	-1,1%	-16,2%	-16,1%
Transportation	(12,4)	(13,0)	-4,4%	-10,3%	-10,6%
Commissions	(2,6)	(2,5)	2,0%	-2,1%	-2,1%
Advertising	(4,6)	(4,3)	7,2%	-3,8%	-3,5%

Other Selling and G&A	(20,7)	(21,2)	-2,2%	-17,2%	-17,3%
EBIT	1,1	(4,9)		0,9%	-4,0%

Interest Income/(Costs), Net	(1,2)	(0,5)
Foreign Exchange, Net	0,1	(4,0)
Other Income/(Cost), Net	0,0	(0,2)
Earning before Income Taxes	(0,0)	(9,7)		0,0%	-7,9%

Current taxes	(0,2)	(0,1)		-0,2%	-0,1%
Net result	(0,2)	(9,8)		-0,2%	-8,0%

Minority interest	(0,0)	(0,0)
Net Group Result	(0,2)	(9,8)		-0,2%	-8,0%

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at March 31, 2016 on the basis of Italian GAAP (Expressed in millions of Euro)
ASSETS	31-Mar-16	31-Dec-15
Current assets:
Cash and cash equivalents	50,7	52,5
Marketable debt securities	0,0	0,0
Trade receivables, net	67,5	63,2
Other receivables	24,6	23,9
Inventories	83,1	79,1
Unrealized foreign exchange gains	0,7	0,2
Prepaid expenses and accrued income	1,1	1,4
Deferred income taxes	0,4	0,5
Total current assets	228,1	220,8
Non-current assets:
Net property, plant and equipment	114,7	121,1
Other assets	7,0	7,5
Total non-current assets	121,7	128,6
TOTAL ASSETS	349,8	349,4
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	25,2	18,8
Current portion of long-term debt	4,3	3,4
Accounts payable-trade	59,4	58,9
Accounts payable-other	25,2	27,8
Accounts payable-shareholders for dividends	0,0	0,0
Unrealized foreign exchange losses	0,0	0,3
Income taxes	0,5	0,7
Deferred income taxes	1,0	1,0
Salaries, wages and related liabilities	14,5	14,0
Total current liabilities	130,2	124,9
Long-term liabilities:
Employees' leaving entitlement	20,5	20,5
Long-term debt	16,2	15,8
Deferred income taxes - long term	0,0	0,0
Deferred income for capital grants	7,5	7,7
Other liabilities	20,0	19,8
Total long-term liabilities	64,1	63,9
Minority interest	3,1	3,2
Shareholders' equity:
Share capital	54,9	54,9
Reserves	10,9	10,9
Additional paid-in capital	0,0	0,0
Retained earnings	86,7	91,6
Total shareholders' equity	152,5	157,3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	349,8	349,4

Natuzzi S.p.A. and Subsidiaries

Unaudited Consolidated Statements of Cash Flows
	31-Mar-16	31-Dec-15
Cash flows from operating activities:
Net earnings (loss)	-219	-16.485
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3.190	13.729
Deferred income taxes	81	-23
Minority interest	1	32
(Gain) loss on disposal of assets	-40	115
Unrealized foreign exchange losses (gains)	-782	-177
Extraordinary items, net	0	3.537
Deferred income for capital grants	-116	-466
Non monetary operating items	2.334	16.747
Change in assets and liabilities:
Receivables, net	-4.264	33.981
Inventories	-4.045	11.145
Prepaid expenses and accrued income	352	-123
Other assets	-770	-5.435
Accounts payable	524	-15.782
Income taxes	-200	-332
Salaries, wages and related liabilities	482	-1.277
Employees' leaving entitlement	0	0
Other liabilities	-169	-8.100
Net working capital	-8.090	14.077
Net cash generated/(used) by operating activities	-5.975	14.339
Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	-794	-3.656
Disposals	433	3.638
One time termination benefits	-1.905	-4.067
Net cash generated/(used) by in investing activities	-2.267	-4.086
Cash flows from financing activities:
Long-term debt:
Proceeds	2.046	12.969
Repayments	-814	-3.244
Short-term borrowings	6.369	-1.727
Net cash generated/(used) by financing activities	7.601	7.998
Effect of translation adjustments on cash	-1.144	1.370
Increase (decrease) in cash and cash equivalents	-1.785	19.622
Cash and cash equivalents, beginning of the year	52.474	32.852
Cash and cash equivalents, end of the period	50.689	52.474

CONTACT:
Natuzzi
Investor Relations
Francesca Cocco, +39.080.8820.493
fcocco@natuzzi.com
or
Corporate Communication
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 27, 2016	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi